The Trustees of Forward Funds approved the following authorizations on June 8, 2011

APPROVAL OF FIDELITY BOND MUTUAL FUND PROFESSIONAL LIABILITY

AND DIRECTORS & OFFICERS LIABILITY POLICY

WHEREAS:	The Board of Trustees of Forward Funds (the “Trust”) (the “Board”) has given due consideration to all factors deemed relevant by the Board, including, but not limited to, the value of the aggregate assets of the series of the Trust (the “Funds”) to which any officer or employee may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets, and the nature of the securities and other assets of the funds, the number of other parties named as insured, the nature of the business activities of each of the parties, the amount of coverage under the joint fidelity bond, the amount of the premium, and the extent to which the share of the premium allocated to the Trust is less than the premium that the Trust would have had to pay if it had provided and maintained a single insured bond;

WHEREAS:	The Board has determined the amount of coverage under the Joint Fidelity Bond and the amount of coverage under the joint Directors and Officers/Errors and Omissions Policy issued by ICI Mutual Insurance Company (“Joint D&O/E&O Policy”) to be adequate and reasonable;

WHEREAS:	The Board has determined that the Trust’s participation in the Joint Fidelity Bond is fair and reasonable and is in the best interests of the Trust;

WHEREAS:	The Board has determined that the Trust’s participation in the Joint D&O/E&O Policy written by ICI Mutual Insurance Company with a $15,000,000 limit of coverage, as discussed at the meeting, is in the best interests of the Trust;

WHEREAS:	The Joint D&O/E&O Policy is a joint policy and as such must be approved in accordance with the requirements of Rule 17d-1 under the Investment Company Act of 1940, as amended (the “1940 Act”); and

WHEREAS:	The Board has determined that the proposed portion of the premium for the Joint D&O/E&O Policy to be allocated to the Trust, based upon its proportionate share of the sum of the premiums that would have been paid if such insurance were purchased separately by the joint insureds, is fair and reasonable to the Trust; now therefore be it

RESOLVED:	That the Joint Fidelity Bond, for the one-year period beginning June 22, 2011, with the coverages and premiums as described at the meeting be, and hereby is, ratified, confirmed and approved on behalf of the Trust;

RESOLVED:	That the portion of the Joint Fidelity Bond premium allocated to the Trust is fair and reasonable to the Trust and that it be, and hereby is, approved;

RESOLVED:	That the Assistant Treasurer and Secretary of the Trust be, and each of them hereby are, designated as an officer responsible for making the necessary filings and giving the notices with respect to such Bond required by paragraph (g) of Rule 17g-1 under the 1940 Act;

RESOLVED:	That the Joint D&O/E&O Policy, for the one-year period beginning June 22, 2011, with the coverages and premiums as described at this meeting be, and hereby is, ratified and approved on behalf of the Trust; and

RESOLVED:	That the appropriate officers of the Trust be, and each of them hereby is, authorized and empowered to take all actions as they or any of them in his or her discretion, with the advice of counsel, may deem necessary or appropriate to carry out the intents and purposes of the foregoing resolutions.

ALLOCATION AGREEMENT

AGREEMENT made as of the 22nd day of June, 2011, by and among Forward Funds, (the “Trust”), a management investment company registered under the Investment Company Act of 1940, as amended (the “1940 Act”), and Forward Management, LLC (“Forward Management,” and collectively with the Trust, the “Insureds”).

W I T N E S S E T H:

WHEREAS, pursuant to the requirements of Rule 17g-1 under the 1940 Act the Trust is required to maintain a fidelity bond against larceny and embezzlement covering certain of their officers and employees; and

WHEREAS, the Trust is managed by Forward Management, LLC; and

WHEREAS, the Insureds have entered into a Joint Insured Bond issued by ICI Mutual Insurance Company (the “Bond”); and

WHEREAS, the Insureds desire to provide for: (1) the method by which the amount of coverage provided under the Bond will be determined from time to time and (2) an equitable and proportionate allocation of any proceeds received under the Bond in the event that two or more of the Insureds suffer loss and consequently are entitled to recover under the Bond;

NOW THEREFORE, it is hereby agreed among the parties hereto as follows:

1. Amount of Coverage Maintained. The amount of the fidelity coverage under the Bond shall at all times be at least equal in amount to the sum of (i) the total amount of coverage which the Trust would have been required to provide and maintain individually pursuant to the schedule set forth in paragraph (d) of Rule 17g-1 under the 1940 Act had the Trust not been named as an insured under the Bond; plus (ii) the amount of each bond which Forward Management would have been required to provide and maintain pursuant to federal statutes or regulations had it not been a named insured under the Bond. The amount of fidelity coverage under the Bond shall be approved at least annually by the Board of Trustees of the Trust, including a majority of those Trustees who are not “interested persons” of the Trust as defined by Section 2(a)(19) of the 1940 Act.

2. Allocation of Recovery. In the event an actual pecuniary loss is suffered by any two or more of the Insureds under circumstances covered by the terms of the Bond, any recovery under the Bond shall be allocated between such Insureds as follows:

(a) If the total amount of coverage provided under the Bond exceeds or is equal to the amount of the combined total amount of loss suffered by the Insureds suffering loss, then each such Insured shall be entitled to recover the amount of its actual loss.

(b) If the amount of loss suffered by each Insured suffering loss exceeds its minimum coverage requirement as set forth in Section 1 hereof and the amount of such Insureds’ combined actual losses exceeds the total amount of coverage provided under the Bond, then each such Insured shall be entitled to recover (i) its minimum coverage requirement and (ii) to the extent there exists any excess coverage, the proportion of such excess coverage which its minimum coverage requirement bears to the amount of the combined minimum coverage requirements of the Insureds suffering actual loss; provided, however, that if the actual loss of any such Insureds is less than the sum of (i) and (ii) above, then such difference shall be recoverable by the other Insured(s) in proportion to its relative minimum coverage requirement.

(c) If (i) the amount of actual loss suffered by an Insured is less than or equal to its minimum coverage requirement, (ii) the amount of actual loss of the other Insured exceeds its minimum coverage requirement and (iii) the amount of the combined actual losses of the Insureds exceeds the total amount of coverage provided under the Bond, then the Insured which has suffered an amount of actual loss less than or equal to its minimum coverage requirement shall be entitled to recover its actual loss. If the other Insured has suffered actual loss, it shall be entitled to recover the remainder of the amount of the coverage under the Bond.

3. Allocation of Premiums. No premium shall be paid under the Bond unless the Board of Trustees of the Trust, including a majority of those Trustees who are not “interested persons” of the Trust, as defined by Section 2(a)(19) of the 1940 Act, shall approve the portion of the premium to be paid by the Trust. The premium payable on the Bond shall be allocated between the Trust, and Forward Management as determined by the Board of Trustees of the Trust.

4. Amendment. This Agreement may not be amended or modified in any manner except by a written agreement executed by the parties.

5. Filing with the Commission. A copy of this Agreement and any amendment thereto shall be filed with the Securities and Exchange Commission.

6. Applicable Law. This Agreement shall be construed and the provisions thereof interpreted under and in accordance with the laws of the State of Delaware.

7. Limitations of Liability of Trustees, Officers and Shareholders. A copy of the Declaration of Trust of Forward Funds is on file with the State of Delaware. It is hereby agreed that this Agreement is executed on behalf of the Trustees of the Trust as Trustees, and not individually. It is further agreed that the obligations of this Agreement are not binding upon any of the Trustees, officers or shareholders of the Trust individually but are binding only upon the assets and property of the Trust.

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed in its name and behalf by its duly authorized representative as of the day and year first above written.

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Forward Funds

By:	/s/ John Gennovario
Name:	John Gennovario
Title:	Assistant Treasurer

Forward Management, LLC

By:	/s/ Alan Siegerman
Name:	Alan Siegerman
Title:	CFO

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APPROVAL OF ALLOCATION AGREEMENT

RESOLVED:	That the Allocation Agreement between Forward Funds (the “Trust”) and Forward Management, LLC, to be dated as of June 22, 2011, in substantially the form presented at the meeting, with such changes as any officer of the Trust, with the advice of counsel, may deem necessary or appropriate, be, and it hereby is, approved; and

RESOLVED:	That the appropriate officers of the Trust be, and each of them hereby is, authorized and empowered to take all actions as they or any of them in his or her discretion, with the advice of counsel, may deem necessary or appropriate to carry out the intent and purpose of the foregoing resolution.

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 14

INSURED		BOND NUMBER

Forward Funds		04692111B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

January 30, 2012	June 22, 2011 to June 22, 2012	/S/ Joseph R. Costello

In consideration of the premium charged for this Bond, it is hereby understood and agreed that Item 1 of the Declarations, Name of Insured, shall include the following:

Forward Managed Futures Strategy Fund, a series of

Forward Funds

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN1.0-00 (1/02)

ICI MUTUAL INSURANCE COMPANY

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 15

INSURED		BOND NUMBER

Forward Funds		04692111B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

January 30, 2012	June 22, 2011 to June 22, 2012	/S/ Joseph R. Costello

In consideration of the premium charged for this Bond, it is hereby understood and agreed that Item 1 of the Declarations, Name of Insured, as well as “Foreign Entities and Funds” as used in Rider No. 3 shall include the following:

Forward Managed Futures Strategy (Cayman) Fund Ltd.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RNV1.2-00-117 (12/07)